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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ELKCORP
(Name of Subject Company (Issuer))

BMCA ACQUISITION SUB INC.,
a wholly-owned subsidiary of
BMCA ACQUISITION INC.
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

BMCA Acquisition Sub Inc.
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$946,939,014	$101,322.48

*
The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $42.00 per share by the sum of (i) the 20,624,468 shares of common stock, par value $1.00 per share, of ElkCorp (the "Shares"), issued and outstanding as of January 5, 2007, according to the Schedule 14D-9 filed by ElkCorp with the Securities and Exchange Commission (the "Commission") on January 8, 2007 (as amended, the "Schedule 14D-9"); (ii) the stock options granted to purchase 1,339,999 Shares issued and outstanding as of January 5, 2007, according to the Schedule 14D-9; and (iii) the 581,700 Shares subject to outstanding performance share awards as of January 5, 2007, according to the Schedule 14D-9.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$96,793.22**	Filing Party:	Building Materials
Form or Registration No.:	005-02742		Corporation of America
		Date Filed:	December 20, 2006, January 3, 2007, January 8, 2007, January 9, 2007 and January 18, 2007
**
Building Materials Corporation of America previously paid $96,793.22 pursuant to its Schedule TO, filed with the Commission on December 20, 2006, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on January 3, 2007, by Amendment No. 2 thereto filed with the Commission on January 8, 2007 and by Amendment No. 3 filed thereto with the Commission on January 9, 2007 (as amended, the "BMCA Schedule TO"). BMCA Acquisition Sub Inc. has paid $4,529.26, the difference between the total amount of the filing fee and the amount previously paid by Building Materials Corporation of America pursuant to the BMCA Schedule TO.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐
Check the appropriate boxes below to designate any transactions to which the statement relates.

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

  (Continued on following pages)

SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by BMCA Acquisition Sub Inc. (including any successor thereto, the "Purchaser"), a wholly-owned subsidiary of BMCA Acquisition Inc. (the "Parent"), which is a wholly-owned subsidiary of Building Materials Corporation of America ("BMCA"), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of ElkCorp, a Delaware corporation (the "Company"), and the associated Series A Participating Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a price of $42.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated January 18, 2007 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibit (a)(1)(A) and (a)(1)(B) hereto, respectively. The information set forth in the Offer to Purchaser and the related Letter of Transmittal is incorporated herein by reference with respect to the Introduction, Items 1-9 and Item 11 of this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.
Not applicable.
ITEM 12.	MATERIALS TO BE FILED AS EXHIBITS.
(a) (1) (A)	Offer to Purchase, dated January 18, 2007.
(a) (1) (B)	Letter of Transmittal.
(a) (1) (C)	Notice of Guaranteed Delivery.
(a) (1) (D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a) (1) (E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a) (1) (F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan.
(a) (1) (G)	Trustee Direction Form.
(a) (1) (H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a) (1) (I)	Press Release, dated January 18, 2007, Announcing the Commencement of the Offer.
(a) (1) (J)	Summary Advertisement, dated January 18, 2007, Appearing in the New York Times.
(a) (1) (K)
Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006.
(a) (1) (L)	Press Release, dated December 17, 2006.
(a) (1) (M)
Letter, dated December 17, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp.

1

(a) (1) (N)	Press Release, dated December 18, 2006.
(a) (1) (O)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp.
(a) (1) (P)	Press Release, dated December 20, 2006.
(a) (1) (Q)	Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.
(a) (1) (R)	Letter, dated January 9, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.
(a) (1) (S)
Letter, dated January 18, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.
(b) (1)
Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 17, 2007.
(b) (2)
Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch JPMorgan Chase Bank, N.A., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 17, 2007.
(d) (1)	Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, Heyman Investment Associates Limited Partnership and Purchaser.

2

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 18, 2007 that the information set forth in this statement is true, complete and correct.

BMCA Acquisition Sub Inc.
By:	/s/ ROBERT B. TAFARO
Name: Robert B. Tafaro Title: President and Chief Executive Officer
BMCA Acquisition Inc.
By:	/s/ ROBERT B. TAFARO
Name: Robert B. Tafaro Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a) (1) (A)	Offer to Purchase, dated January 18, 2007.
(a) (1) (B)	Letter of Transmittal.
(a) (1) (C)	Notice of Guaranteed Delivery.
(a) (1) (D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a) (1) (E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a) (1) (F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan.
(a) (1) (G)	Trustee Direction Form.
(a) (1) (H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a) (1) (I)	Press Release, dated January 18, 2007, Announcing the Commencement of the Offer.
(a) (1) (J)	Summary Advertisement, dated January 18, 2007, Appearing in the New York Times.
(a) (1) (K)
Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006.
(a) (1) (L)	Press Release, dated December 17, 2006.
(a) (1) (M)
Letter, dated December 17, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp.
(a) (1) (N)	Press Release, dated December 18, 2006.
(a) (1) (O)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp.
(a) (1) (P)	Press Release, dated December 20, 2006.
(a) (1) (Q)	Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.
(a) (1) (R)	Letter, dated January 9, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.
(a) (1) (S)
Letter, dated January 18, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.
(b) (1)
Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 17, 2007.

(b) (2)
Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch JPMorgan Chase Bank, N.A., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 17, 2007.
(d) (1)	Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, Heyman Investment Associates Limited Partnership and Purchaser.

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SCHEDULE TO
SIGNATURE
EXHIBIT INDEX